Matrix 360 Distributors, LLC

Financial Statements and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2021

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Matrix 360 Distributors, LLC
Table of Contents
December 31, 2021

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Matrix 360 Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4300 Shawnee Mission Parkway, Suite 100
(No. and Street)

Fairway	KS	66205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Millicent Walker	404-428-0580	Millicent.Walker@m3sixty.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BBD, LLP
(Name – if individual, state last, first, and middle name)

1835 Market Street, 3rd Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/14/2003	552
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Anthony V. DeMarino_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Matrix 360 Distributors, LLC_____, as of _12/31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **NOTARY PUBLIC · State of Kansas**
> **DANIELLE E. HUMBIRD**
> My Appt. Expires 11-09-25

Signature: _____

Title: _____
President

Danielle E. Humbird
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Matrix 360 Distributors, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Matrix 360 Distributors, LLC (the *"Company"*) as of December 31, 2021, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, II, III is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP
We have served as Matrix 360 Distributors, LLC's auditor since 2020.

Philadelphia, Pennsylvania
March 31, 2022

Matrix 360 Distributors, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	91,401
Fees receivable		9,505
Other assets		16,815
Total assets	$	117,721

Liabilities and Member's Equity

Liabilities

Unearned Revenue	$	19,440
Accrued expenses		1,350
Due to Affiliate		7,500
Total liabilities		28,290

Member's Equity

		89,431
Total liabilities and member's equity	$	117,721

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenue

Distribution fees	$	97,670
Commissions		80
Total revenue		97,750

Expenses

Compensation and benefits	20,400
Bad debt expense – affiliated party	79,577
Professional fees	19,298
Regulatory fees and expenses	10,908
Accounting fees	9,000
Licenses expense	8,500
Miscellaneous expense	5,481
Total expenses	153,164
Net loss	$ (55,414)

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Member's equity at January 1, 2021	$	144,845
Net loss		(55,414)
Member's equity at December 31, 2021	$	89,431

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2021

Subordinated borrowings at January 1, 2021	$	_
Increases:		_
Decreases:		_
Subordinated borrowings at December 31, 2021	$	_

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows provided by operating activities:		
Net loss	$	(55,414)
Adjustments to reconcile net income to net cash		
used for operating activities:		
Bad debt expense		79,577
Changes in assets and liabilities:		
Increase in fees receivable	(	2,904)
Increase in due from affiliate	(	9,341)
Increase in other assets	(	16,476)
Increase in unearned income		19,440
Increase in accrued expenses		1,350
Increase in due to affiliate		7,500
Net cash provided by operating activities		23,732
Net increase in cash and cash equivalents		23,732
Cash and cash equivalents beginning of year		67,669
Cash and cash equivalents end of year	$	91,401

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Notes to Financial Statements
December 31, 2021

---

1. Organization

   Matrix 360 Distributors, LLC (the "Company") is a Delaware limited liability company that is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker-dealer in June 2013. The Company and an affiliate, M3Sixty Administration, LLC, are wholly owned by Matrix 360 Holdings, LLC. M3Sixty Administration, LLC provides personnel support services to the Company. The cost of these services is reimbursed by the Company under an expense sharing agreement between M3Sixty Administration, LLC and the Company. The Company has agreed to limit its business to the distribution of registered investment company shares.

2. Summary of Significant Accounting Policies

   The following are the significant accounting policies followed by the Company:

   Revenue – Mutual fund service fees and distribution fees are recognized when earned. Contracts with each client itemize underwriting, distribution and compliance services and fee schedules that are provided to mutual funds. Clients are assessed an annual base fee along with a bps structure, along with an advertising review fee. The annual base fee is amortized over a one year period based on the contract renewal date. Payments received in advance of the contract renewal date are recorded as unearned revenue on the Statement of Financial Condition. The basis point fee is calculated based on the prior month's average net assets and billed in arrears. Management has determined that the performance obligation has been met at the end of each month.

   Income taxes- As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

   The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during, the year ended December 31, 2021 the Company did not have liability for unrecognized tax benefits.

   Use of estimates- The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

   Subsequent events - Management has evaluated the impact of all subsequent events through March 26, 2022 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Concentration of Credit Risk

   The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the

financial product.

4. Related Parties

The Company paid $1,700 a month to M3Sixty Administration, LLC for personnel support services and is recorded as Compensation and benefits on the Statement of Operations.

5. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-l. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital of $63,111 which was $58,111 in excess of its required net capital of $5,000. The Company's aggregate indebtedness net capital ratio was 0.45 to 1.

6. Computation for Determination of Reserve Requirements

The Company operates in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions, if any, are limited to sales and redemption of shares of registered investment companies and/or variable annuities.

7. Recently Issued Accounting Pronouncements

There were no applicable recently issued accounting pronouncements applicable to the business.

Supplementary Information

Matrix 360 Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2021   **Schedule I**

COMPUTATION OF NET CAPITAL

Total member's equity	$	89,431
Deduct member's equity not allowable for Net Capital:		
Total member's equity qualified for Net Capital		89,431
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable		9,505
Other assets		16.815
Total non-allowable assets		26,320
Net Capital before haircuts on securities positions		63,111
Trading and investment securities:		
Net Capital	$	63,111

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Total liabilities	$	28,290
Total aggregate indebtedness	$	28,290
Percentage of aggregate indebtedness to Net Capital		45%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Matrix 360 Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2021   **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $28,290)	$	1,886
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	58,111
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	57,111

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Net capital as reported on the unaudited Form X-17A-5 as of December 31, 2021	$	63,111
Audit adjustment to bad debt expense		79,577
Audit adjustment to non-allowable assets		(79,577)
Net capital as reported above	$	63,111

Matrix 360 Distributors, LLC

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021   Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1). The company does not hold funds or securities for, or owe money or securities to, customers.

Matrix 360 Distributors, LLC

Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021   Schedule III

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Matrix 360 Distributors, LLC

We have reviewed management's statement, included in the accompanying Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 in which (1) Matrix 360 Distributors, LLC (the "***Company***") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k)(1)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
March 31, 2022

Matrix 360 Distributors, LLC
Exemption Report
December 31, 2021

Matrix 360 Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R 240.15c3-3(k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception

Matrix 360 Distributors, LLC

I, Anthony V. DeMarino, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date: March 15, 2022

NOTARY PUBLIC - State of Kansas
DANIELLE E. HUMBIRD
My Appt. Expires 11-09-25